**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 23, 2010**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933**

Sky-Mobi Ltd.

File No. 333-170707 - CF#25890

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Sky-Mobi Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on November 19, 2010.

Based on representations by Sky-Mobi Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.29	through December 31, 2012
Exhibit 10.30	through November 16, 2011
Exhibit 10.31	through November 19, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director